SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended June 30, 2001.

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-95795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

TABLE OF CONTENTS
Page

Independent Auditors' Report	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2001	3
Notes to Financial Statements	4 - 10

Supplemental Schedule as of June 30, 2001:

Schedule H, Item 4(i): Schedule of Assets Held for Investment Purposes	11

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Thrift Plan of the Peoples Natural Gas Company for Employees Represented
by United Gas Workers Union, Local 69 - Division 1, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division 1, SEIU, AFL-CIO (the Plan) as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
December 18, 2001

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	June 30,
	2001	2000
Assets:
Investments
Temporary investments	$ --	$ 261,087
Corporate stock, common	50,854,447	38,989,453
Common/Collective Trusts	3,066,435	2,995,330
Mutual Funds	6,717,270	7,001,723
Interest in Master Trusts	41,372,611	46,819,253
Loans to participants	719,391	693,538

Total investments	102,730,154	96,760,384

Receivables:
Interest	1,991	1,377
Securities sold	7,124	18,029

Total receivables	9,115	19,406

Total Assets	102,739,269	96,779,790

Liabilities:
Securities purchased	72,657	254,347
Prepaid contributions	368,307	362,779

Net Assets Available for Benefits	$ 102,298,305	$ 96,162,664

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2001
Additions:
Investment income:
Dividend	$ 2,292,485
Interest	82,229
Net appreciation in fair value of investments	13,955,000
Master Trust investment income	2,075,332

Total investment income	18,405,046

Contributions:
Participant	2,444,583
Participating company	1,402,063

Total additions	22,251,692

Deductions:
Benefits paid to participants	15,010,267
Administrative expenses	125

Total deductions	15,010,392

Net increase before transfers	7,241,300

Transfer of participants' assets from the Plan to other plans	(1,105,659)

Net increase	6,135,641

Net assets available for benefits:
Beginning of year	96,162,664

End of year	$102,298,305

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by the United Gas Workers Union, Local No. 69 - Division 1, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union-eligible employees of Peoples Natural Gas Company (the Employer). The Employer is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee and employer contributions are made pursuant to the terms of the plan and are held in funds administered by the Trustees under two declarations of trust; i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan's provision to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the Trustees) who are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company and serve without compensation from the Plan or Trusts. Custody of Plan assets resides with Mellon Bank, N.A. who also serves as the Plan's Trustee.

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 16% (15% for participants with thirty or more years of service) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 10%, in increments of 1%, of his earnings each pay period subject to applicable Internal Revenue Code (IRC) limitations.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retired participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can only receive their Short-Term Thrift Trust account balance as a lump sum distribution.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings based upon years of continuous service and are fully vested after five years of credited service. The Employer's matching contribution is based upon the participant's contribution rate and length of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

f. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following based on information contained in the funds' prospectus:

Short-Term Thrift Trust

(1) Interest in Master Trust:

Money Market Fund - The Money Market Fund invests primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

Long-Term Thrift Trust

(1) Common Stock:

Dominion Stock Fund - All investments are in Dominion common stock or cash equivalent investments for partial shares.

(2) Interest in Master Trusts:

Fixed Investment Stable Value Fund and Certus Fund - The funds invest in group annuity contracts with one or more insurance companies and other short term fixed income securities. Investments under the contracts mature at various intervals. The interest rates, credited daily to participants' accounts, represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities.

Diversified Equity Fund - The fund invests primarily in the common stocks of large U.S. companies.

(3) Mutual Funds:

Masterworks S&P 500 Stock Index Fund - The fund invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

One Group Small Stock Fund - The fund invests in stocks of small to mid-sized U.S. companies.

T. Rowe Price International Income Stock Fund - The fund invests in stocks of companies outside the U.S.

Pimco Total Return Intermediate Bond Fund - The fund invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money market investments.

(4) Common/Collective Trusts:

Conservative Balanced Fund, Moderate Balanced Fund and Growth Balanced Fund - These funds are common/collective trusts and each is designed to accomplish a specific investment objective. As such, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the lesser of;

    3 months base pay or

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in CNG Master Trust and the Dominion Master Trust - The fair value of the Plan's interest in the Master Trusts is based on the beginning of the month value of the Plan's interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of investments in the Stable Value Fund.

Investments in the Stable Value Fund are stated at contract value, which approximates market value. Contract value represents contributions and income earned in the fund, less withdrawals.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date. Dividends received on all shares of company stock are reinvested in additional shares of Dominion common stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants, based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan or the Company, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at June 30, 2001 and 2000, are investments in Dominion common stock amounting to approximately $51 million and $39 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	June 30,
	2001	2000

Interest in Master Trust:
Diversified Equity Fund	$ -	$ 4,946,279
Fixed Investment Stable Value Fund	-	41,646,597
Certus Fund	36,865,184	-
Dominion Stock Fund	50,854,447	38,989,453

During July 1, 2000 through June 30, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,955,000 as follows:

Investments at Fair Value:

Mutual Funds	$ (1,124,946)
Common/Collective Trust	(330,407)
Corporate stock, common	15,410,353

$ 13,955,000

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan's investments are in a Master Trust which was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of the CNG. Mellon Bank, N.A., as Trustee of the fund, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the Master Trust. The assets and income, including net appreciation (depreciation) in fair value of plan assets, are allocated to the participating plans based on each plan's proportionate share of the units of participation held in the fund each month. As of June 30, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 22% and 8.6%, respectively, with varying interests in each of the Funds.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust.

	June 30,
	2001	2000

Diversified Equity Fund	$18,054,867	$ 81,833,579
Fixed Investment Stable Value Fund	-	457,378,420
Short-Term Money Market Fund	2,057,183	5,748,098

Total	$20,112,050	$544,960,097

Year Ended June 30, 2001

Interest	$ 440,712
Dividends	500,192
Net (depreciation) appreciation in fair value
of investments	(12,708,364)

Total	$(11,767,460)

Fixed Investment Stable Value Fund - On January 1, 2001, the assets of the Fixed Investment Stable Value Fund (the CNG fund) were transferred to the Certus Stable Value Fund (Certus Fund) in the Dominion Master Trust. The combined assets of the Certus Fund are available for all Thrift and Savings Plans sponsored by Dominion and its subsidiaries.

The aggregate fair value of the investment contracts and short-term investments of the CNG fund at June 30, 2000 was $457,378,420. The average yield of assets on June 30, 2000 was estimated at 6.55%.

Dominion Master Trust - Effective January 1, 2001, the Plan's investment in the Certus Fund are now held in a Master Trust which was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank holds the assets of the Master Trust.

Certus Fund - As of June 30, 2001 and June 30, 2000, the Plan's interest in the net assets of the Certus Fund-Dominion Master Trust was approximately 7.9% and 0%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund - Dominion Master Trust for the period December 31, 2000 (the Master Trust's year end) to June 30, 2001:
June 30, 2001

Guaranteed Investment Contracts (contract value)	$ 428,443,634
Short-term Investment Fund (estimated fair value)	33,831,588
Interest Receivable	2,266,771
Total	$ 464,541,993

Investment income for the Certus Fund is as follows:
Interest	$ 15,168,432
Less investment expenses	-
Total	$ 15,168,432

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at June 30, 2001 was $468,703,261. The average annual yield of assets on June 30, 2001 was estimated at 6.34%. Average duration of investment contracts within the Certus Fund was 3.04 years at June 30, 2001.

6. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 8, 1995, in which the Internal Revenue Service stated that the Plan, as amended through December 27, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2001
SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Description	Current Cost	Value

Dominion Resources, Inc., Common Stock	$ 36,358,012	$ 50,854,447

Interest in Master Trusts
Diversified Equity Fund	4,751,592	4,360,278
Money Market Fund	147,149	147,149
Certus Fund	33,842,193	36,865,184
	38,740,934	41,372,611

Common/Collective Trusts
EB Temporary Inv. Fund	537,670	537 670
Conservative Balanced Fund	156,256	163,290
Moderate Balanced Fund	528,161	508,461
Growth Balanced Fund	2,081,293	1,857,014
	3,303,380	3,066,435

Mutual Funds
Masterworks S&P 500 Stock Index Fund	5,003,577	4,125,355
Pimco Total Return Intermediate Bond Fund	267,487	272,188
T. Rowe Price International Income Stock Fund	1,665,460	1,142,957
One Group Small Stock Fund	1,291,937	1,176,770
	8,228,461	6,717,270

Loans to Participants	719,391	719,391

Total Assets Held for Investment	$ 87,350,178	$ 102,730,154

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO (name of plan)

Date: December 18, 2001	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee